EXHIBIT (c)(v)

Announcement entitled “QTC announces mid-year review of its 2017-18 Indicative borrowing program”.

QUEENSLAND TREASURY CORPORATION



MARKET ANNOUNCEMENT: 19 DECEMBER 2017

QTC announces mid-year review of its 2017-18 Indicative borrowing program

Following the Queensland Government's Mid-Year Fiscal and Economic Review announcement yesterday, Queensland Treasury Corporation (QTC) is increasing its previously published AUD6.8 billion 2017-18 indicative term debt borrowing program by AUD200 million to AUD7 billion.

To date, QTC has raised AUD6 billion toward the AUD7 billion term debt requirement, leaving AUD1 billion to raise before 30 June 2018.

Indicative 2017-18 term debt borrowing program

	2017-18 MID-YEAR AUD M[1]	2017-18 BUDGET AUD M[1]
New money		
State (includes general government and government-owned corporations)	200	0
Local government and other entities[2]	600	600
Total new money	800	600
Net term debt refinancing	6,200	6,200
Total term debt requirement	7,000	6,800

1. Numbers are rounded to the nearest $100 million.
2. Other entities include: universities, grammar schools, retail water entities and water boards.

1/16/2018 qtcinvestorrelations.createsend1.com/t/ViewEmail/j/j9D2E5AF8536D47362540EF23F30FEDED NOTE: Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions. 2017-18 funding strategy For the remainder of the financial year QTC’s funding strategy is likely to include the following, subject to market opportunities and client funding requirements: Issuance of QTC’s AUD benchmark bonds as the principal source of funding. Issuance of term debt instruments to complement AUD benchmark bond issues. This may include issuance of green bonds, bond maturities out to 30 years, floating rate notes and non-AUD denominated bonds. Maintaining approximately $5 billion of short-term debt outstandings. Next review of borrowing requirements QTC will announce its 2018-19 borrowing program following the release of the 2018-19 Queensland State Budget. Enquiries David St George, Director Marketing Communication T: +61 (0)7 3017 6430 Jos Fajardo, Director Funding & Markets T: +61 (0)7 3842 4781 LEGAL NOTICE QTC’s 2017-18 indicative borrowing program is hereby incorporated by reference into the disclosure documents for QTC’s funding facilities, including the domestic A$ Bond Memorandum dated 13 January 2017. Qtc is also in the process of preparing and filing a US Form18-K (exhibiting the borrowing program and MYFER papers) with the US Securities and Exchange Commission. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, securities in the united states or in any other jurisdiction in which such an offer would be illegal. The bonds have not been, and they will not be registered under the u.s. securities act of 1933, as amended (the ‘securities act ‘) or the securities laws of any state or other jurisdiction of the united states, and may not be offered or sold in the united states absent registration or an applicable exemption from

Qtcinvestorrelations.createsend1.com/viewemail/9d2e5af8536d47362540ef23f23f30feded registration requirements under the securities act. Any public offering of the bonds to be made in the united states will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements. Qtc investor relations gpo box 1096 brisbane 4001 Queensland Australia +61 7 3842 4600 www.qtc.com.au you have received this email because you previously signed up to receive news from qtc. To ensure our emails always reach your inbox, add investorrelations@qtc.com.au to you address book. Forward preferences unsubscribe 3/3